UNITED STATES
SECURITIES AND EXCHANGE COMMISSION       -------------------------------------
      Washington, D.C. 20549                           OMB APPROVAL
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                                          OMB Number:               3235-0360
           FORM N-17f-2                   Expires:              July 31, 1994

                                          Estimated average burden
                                          hours per response          ...0.05
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Certificate of Accounting of Securities and Similar

           Investments in the Custody of
          Management Investment Companies
     Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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1. Investment Company Act File Number:                                                         Date examination completed:

811-7394                                                                                       August 31, 1999
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2. State identification Number:
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        AL                    AK                   AZ                    AR                    CA                     CO
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        CT                    DE                   DC                    FL                    GA                     HI
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        ID                    IL                   IN                    IA                    KS                     KY
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        LA                    ME                   MD                    MA                    MI                     MN
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        MS                    MO                   MT                    NE                    NV                     NH
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        NJ                    NM                   NY                    NC                    ND                     OH
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        OK                    OR                   PA                    RI                    SC                     SD
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        TN                    TX                   UT                    VT                    VA                     WA
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        WV                    WI                   WY                    PUERTO RICO
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        Other (specify):
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3. Exact name of investment company as specified in registration statement:

INTERNATIONAL EQUITY PORTFOLIO
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5. Address of principal executive office (number, street, city, state, zip code):

Mary Squires, 1 Chase Square - Tower 7, Rochester, New York  14643
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                        Report of Independent Accountants

March 13, 2000


To the Trustees of
International Equity Portfolio

We have examined management's assertion about International Equity Portfolio's (the "Portfolio's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of August 31, 1999 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999, and the period from June 30, 1999 (the date of last examination) through August 31, 1999 with respect to agreement of purchases and sales of securities and similar investments, without prior notice to management:

o Testing of the reconciliation of securities and similar investments, prepared by management of the Portfolio, between the books and records of the Portfolio and The Chase Manhattan Bank, New York (the "Custodian");

o Testing of selected purchases and/or sales or maturities of investment securities since our last examination from the books and records of the Portfolio to trade tickets and broker confirmations.

o For global securities held in book entry form by sub-custodians outside of the United States:

        o Testing of the reconciliation of custody records, prepared by management of the Portfolio, between The Chase Manhattan Bank, Bournemouth, England, the primary custodian outside of the United States, and the corresponding sub-custodians;

        o Testing of the reconciliation of securities and similar investments from The Chase Manhattan Bank, Bournemouth, England to the records of the Custodian;

        o Where the Custodian engaged a related sub-custodian, we reviewed the reconciliation prepared by the sub-custodian, between the sub-custodian's positions and the local depository, and confirmed positions with such depository, whether the positions were in the individual portfolio's name or in an omnibus account.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that International Equity Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999 with respect to securities and similar investments reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management of International Equity Portfolio and the Securities and Exchange Commission and should not be used for any other purpose.

                 Management Statement Regarding Compliance with
            Certain Provisions of the Investment Company Act of 1940
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We, as members of management of International Equity Portfolio (the "Portfolio"), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of August 31, 1999 and from June 30, 1999 (last examination date) through August 31, 1999.

Based on this evaluation, we assert that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999 and from June 30, 1999 (last examination date) through August 31, 1999, with respect to securities and similar investments reflected in the investment account of the Portfolio.



International Equity Portfolio

By:




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Martin R. Dean
Treasurer
International Equity Portfolio




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Colleen McCoy
Vice President
Chase Manhattan Bank